Filed Pursuant to Rule 424(b)(3)
Registration No. 333-177963
JONES LANG LASALLE INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 6 DATED JUNE 10, 2014
TO THE PROSPECTUS DATED MARCH 31, 2014

This Supplement No. 6 is part of the prospectus of Jones Lang LaSalle Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this Supplement No. 6 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose:
•the status of the continuous public offering of our common stock;
•the designation of our Class I-A, Class I-M and Class I shares of common stock;
•our Second Amended and Restated Advisory Agreement;
•our Amended and Restated Distribution Reinvestment Plan; and
•the commencement of our private offering of Class I-A, Class I-M and Class I shares of common stock.

Status of the Offering
On October 1, 2012, we commenced an initial public offering of up to $3,000,000,000 in shares of our common stock, of which up to $2,700,000,000 in shares can be issued pursuant to our primary offering and up to $300,000,000 in shares can be issued pursuant to our distribution reinvestment plan.

From the commencement of our initial public offering on October 1, 2012 through June 9, 2014, we raised aggregate gross offering proceeds from the sale of shares of our Class A common stock and our Class M common stock of $201,504,000. As of June 9, 2014, we have received aggregate gross proceeds of approximately $197,341,000, including $163,159,000 from the sale of 15,895,308 Class A shares and $34,182,000 from the sale of 3,345,251 Class M shares pursuant to our primary offering. As of June 9, 2014, there were $2,502,659,000 in shares of our common stock in our primary offering available for sale. As of June 9, 2014, we have received approximately $4,163,000 in offering proceeds from the sale of shares of our common stock pursuant to our distribution reinvestment plan, including $3,312,000 from the sale of 324,156 Class A shares and $851,000 from the sale of 82,999 Class M shares. As of June 9, 2014, there were $295,837,000 in shares of our common stock available for sale pursuant to our distribution reinvestment plan.

We are a perpetual-life REIT that calculates daily valuations for our shares of common stock and offers shares of our common stock to the public on a continuous basis. This means that, subject to regulatory approval of our filing for additional offerings, we will sell shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.

Designation of Class I-A, Class I-M and Class I Common Stock
On June 5, 2014, we filed Articles Supplementary to our Second Articles of Amendment and Restatement, or the Articles Supplementary, with the State Department of Assessments and Taxation of Maryland. The Articles Supplementary (1) reclassify our existing designated shares of Class A, Class M and Class E common stock in order to create and designate new Class I-A, Class I-M and Class I shares of common stock, par value $0.01 per share, (2) fix the preferences, rights, powers, restrictions, limitations, qualifications and terms and conditions of the newly designated Class I-A, Class I-M and Class I shares of common stock, and (3) eliminate the designation of our Class E shares of common stock. The Articles Supplementary immediately took effect upon filing with the State Department of Assessments and Taxation of Maryland.

Following the reclassification and designation of our common stock authorized by the Articles Supplementary, we had authority to issue a total of 1,000,000,000 shares of common stock, classified and designated as follows:

Common Stock
Class A Common Shares	200,000,000
Class M Common Shares	200,000,000
Class I-A Common Shares	200,000,000
Class I-M Common Shares	200,000,000
Class I Common Shares	200,000,000
Total	1,000,000,000

The Class I-A, Class I-M and Class I shares, with respect to voting rights, distribution rights and rights upon liquidation, dissolution or winding up of our company, have equal rights as, and will rank on parity with, each other existing class of our common stock. The NAV per share for the Class I-A, Class I-M and Class I shares will vary due to their different ongoing distribution related charges.

Each holder of Class I-A, Class I-M and Class I shares is entitled to one vote per share on all matters voted on by our stockholders, including the election of our directors, and each holder of Class I-A, Class I-M and Class I shares will vote together with the holders of all other shares of our common stock entitled to vote on all matters (as to which a common stockholder is entitled to vote pursuant to applicable law) at all meetings of our stockholders.

Distributions will be made with respect to each of the Class I-A, Class I-M and Class I shares at the same time as distributions are made with respect to shares of each other class of our common stock.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our company, or any distribution of our assets, (1) the holder of each Class I-A share will be entitled to be paid, out of our assets legally available for distribution, a liquidation preference equal to our NAV for Class I-A shares divided by the number of Class I-A shares outstanding, (2) the holder of each Class I-M share will be entitled to be paid, out of our assets legally available for distribution, a liquidation preference equal to our NAV for Class I-M shares divided by the number of Class I-M shares outstanding, and (3) the holder of each Class I share will be entitled to be paid, out of our assets legally available for distribution, a liquidation preference equal to our NAV for Class I shares divided by the number of Class I shares outstanding. If upon such liquidation, dissolution or winding up of our company, our available assets, or the proceeds thereof, are insufficient to pay in full the liquidation preferences described above, then our assets or the proceeds thereof will be distributed among the holders of the Class I-A, Class I-M and Class I shares and the holders of the other classes of our common stock ratably in the same proportion as the respective amounts that would be payable if all amounts payable thereon were paid in full.

Second Amended and Restated Advisory Agreement
On June 5, 2014, in connection with the designation of our Class I-A, Class I-M and Class I shares, we entered into a Second Amended and Restated Advisory Agreement, or the amended advisory agreement, with our advisor.

The amended advisory agreement updates the terms of the First Amended and Restated Advisory Agreement with our advisor, effective as of October 1, 2012, or the prior advisory agreement, in order to reflect the existence of our newly designated Class I-A, Class I-M and Class I shares of common stock and that the Class I-A, Class I-M and Class I shares will be included in the calculation of the fixed and performance component of the Advisory Fee (as defined in the amended advisory agreement) payable to our advisor. The amended advisory agreement did not change any other material terms of the prior advisory agreement.

Amended and Restated Distribution Reinvestment Plan
On June 3, 2014, in connection with the designation of our Class I-A, Class I-M and Class I shares, our board of directors adopted and approved our Amended and Restated Distribution Reinvestment Plan, or the amended plan, which supersedes and replaces our existing distribution reinvestment plan. Pursuant to the amended plan, any stockholder who elects to participate in the amended plan may elect to have the cash distributions declared and paid with respect to the Class A, Class M, Class I-A, Class I-M or Class I shares owned by the stockholder automatically reinvested in additional shares of the same class of our common stock. The per share purchase price for shares purchased pursuant to the amended plan will be equal to our NAV per share applicable to the class of shares being purchased, calculated as of the distribution date. Selling commissions are not paid with respect to shares purchased pursuant to the amended plan.

A stockholder may terminate participation in the amended plan at any time, without penalty, by delivering written notice to us. Our board of directors may by majority vote amend the amended plan, provided that notice of any material amendment is sent to participants in the amended plan at least ten days prior to the effective date of the amendment and that the amended plan cannot be amended to eliminate a participant’s right to terminate participation in the amended plan. In addition, our board of directors may by majority vote suspend or terminate the amended plan for any reason upon ten days’ prior written notice to participants in the amended plan.

Commencement of Our Private Offering
On June 9, 2014, we commenced a private offering of up to a maximum aggregate offering price of $400,000,000 in any combination of shares of our Class I-A, Class I-M and Class I common stock, which we refer to as “private shares,” including up to $50,000,000 in private shares to be issued pursuant to our distribution reinvestment plan. The private offering is being conducted pursuant to the applicable exemption from registration under Section 4(2) of the Securities Act of 1933, as amended, or the Securities Act, and Rule 506(c) of Regulation D promulgated under the Securities Act. We are offering private shares in the private offering only to persons that are “accredited investors,” as that term is defined under the Securities Act, and Regulation D promulgated under the Securities Act. In addition, Class I-M shares are available for purchase in the private offering only by certain categories of investors. Investors in Class I-A and Class I-M shares must make a minimum initial investment of at least $1,000,000, provided that the minimum initial investment amount for Class I-A and Class I-M shares may be reduced in the discretion of our board of directors or our advisor with respect to certain categories of investors. Class I shares are available in the private offering only to investors who make an initial investment of at least $10,000,000.

The purchase price for the initial private shares sold in the private offering will be equal to the net asset value, or NAV, per share for our Class M shares of common stock, as determined on the day the initial subscriptions are processed and accepted, plus, for Class I-A and Class I shares, applicable selling commissions. Following the initial sale of private shares in the private offering, the per share purchase price will vary from day-to-day and, on each day, equal our NAV per share for each class of private shares, plus, for Class I-A and Class I shares, applicable selling commissions. Holders of Class I-A, Class I-M and Class I shares issued in the private offering are eligible to have their shares repurchased by us under our share repurchase plan, subject to the terms and conditions of the share repurchase plan, including the one-year holding period that is applicable to all repurchases other than upon the death or disability of a stockholder.

We intend to continue the private offering until the earlier of (1) an aggregate of $400,000,000 in private shares have been sold, subject to an option to increase the private offering in the sole discretion of our board of directors, or (2) June 9, 2015, which is one year from the date the private offering commenced. We may terminate the private offering at any time in our sole discretion. We intend to continue our continuous public offering while we conduct the private offering.

LaSalle Investment Management Distributors, LLC, an affiliate of our advisor and a registered broker-dealer with the Financial Industry Regulatory Authority, Inc., or FINRA, is the dealer manager for the private offering. Pursuant to the terms of our dealer manager agreement with the dealer manager, the dealer manager will solicit, or cause to be solicited, purchasers of private shares on a “best efforts” basis in the private offering. The dealer manager agreement authorizes the dealer manager to retain other registered broker-dealers who are members in good standing of FINRA for the purpose of soliciting offers for the purchase of private shares in the private offering.